U.S. Securities and Exchange Commission
                              Washington, DC 20549

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                                  Schedule 13G

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                    Under the Securities Exchange Act of 1934



                              Omnipoint Corporation
                                (name of issuer)


                                  Common Stock
                         (title of class of securities)


                                    68212D102
                                 (CUSIP number)









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                                       13G

CUSIP NO.  68212D102

1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
        PERSON
        Douglas G. Smith

2       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                (a)    [   ]
                                                                (b)    [   ]

3       SEC USE ONLY



4       CITIZENSHIP OR PLACE IF ORGANIZATION
        United States


        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5        SOLE VOTING POWER
         9,564,691

6        SHARED VOTING POWER
         31,720

7        SOLE DISPOSITIVE POWER
         9,564,691

8        SHARED DISPOSTIVE POWER
         31,720

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,533,752

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                        [   ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        20.15%

12      TYPE OF REPORTING PERSON*
        IN

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

Item 1. (a)    Name of Issuer
                             Omnipoint Corporation

               (b)    Address of Issuer's Principal Executive Offices
                             3 Bethesda Metro Center
                             Suite 400
                             Bethesda, MD 20814

Item 2. (a)    Name of Person Filing
                             Douglas G. Smith

               (b)    Address of Principal Business Office or, if none,Residence
                             3 Bethesda Metro Center
                             Suite 400
                             Bethesda, MD 20814

               (c)    Citizenship
                             United States

               (d)    Title of Class of Securities
                             Common Stock

               (e)    CUSIP Number
                             68212D102

Item 3. The Reporting Person is not filing this information statement pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4. Ownership

     (a) As of December 31, 1997, the Reporting Person beneficially owns an aggregate of 10,533,752 shares of Common Stock of Omnipoint Corporation. The 10,533,752 shares include 31,720 shares owned by the Reporting Person's minor children, 8,158,752 shares held by Avance Capital which is a sole proprietorship, and 937,341 shares held in a trust. The Reporting Person does not exercise voting or investment power over, and disclaims beneficial ownership of, the shares held in the trust. The Reporting Person has voting and investment power with respect to the other shares.

     (b) The 10,533,752 shares of Common Stock beneficially owned by the Reporting Person constitute 20.15% of the total number of shares outstanding as of the end of the fiscal year of 1997.

     (c) Number of shares as to which such person has: (i) sole power to vote or to direct the vote: 9,564,691 shares (ii) shared power to vote or to direct the vote: 31,720 shares (iii) sole power to dispose or to direct the disposition of:
9,564,691  shares (iv) shared power to dispose or to direct the disposition of:
31,720 share

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
Item 5.        Ownership of Five Percent or Less of a Class

               N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Avance Capital is a sole proprietorship which holds 8,158,752 shares of Common Stock of Omnipoint Corporation. The Reporting Person has the voting and investment power with respect to these securities.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

               N/A

Item 8.        Identification and Classification of Members of the Group

               N/A

Item 9.        Notice of Dissolution of Group

               N/A

Item 10.       Certification

                  N/A
                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:  February 17, 1998



                                             By: /s/ Douglas G. Smith
                                             ----------------------------------
                                                 Douglas G. Smith










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